FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of           August                                      2005
                           ----------------------------------       -----------
Commission File Number     000-23464
                           ----------------------------------       -----------

                                Hummingbird Ltd.
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)

               1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada
-------------------------------------------------------------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

               Form 20-F                        Form 40-F     X
                         -------------                     ------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                             No    X
                  -------------                   --------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

                                 DOCUMENT INDEX

Document                                                               Page No.
--------                                                               --------

   1. News Release dated August 8, 2005 ("HUMMINGBIRD ANNOUNCES THE RELEASE OF HUMMINGBIRD CONNECTIVITY(TM) 2006")
   2. News Release dated August 10, 2005 ("HUMMINGBIRD REPORTS THIRD QUARTER FY2005 FINANCIAL AND OPERATING RESULTS")
   3. News Release dated August 17, 2005 ("HUMMINGBIRD LEGAL CUSTOMERS TO PRESENT AT THE 2005 INTERNATIONAL LEGAL TECHNOLOGY ASSOCIATION CONFERENCE")
   4.     News Release dated August 22, 2005 ("SONNENSCHEIN NATH
          & ROSENTHAL LLP SELECT HUMMINGBIRD ENTERPRISE(TM) FOR LEGAL WITH LEGALKEY(R) PRCTICE SUPPORT TO MEET INFORMATION MANAGEMENT AND COMPLIANCE REQUIREMENTS")
   5. New Release dated August 22, 2005 ("LEADING LAW FIRMS LEVERAGE REPPORTING CAPABILITIES OF HUMMINGBIRD BI(TM)
          TO HELP MEET COMPLIANCE MEASURES AND INCREASE
          ACCOUNTABILITY")
   6. New Release dated August 23, 2005 ("HUMMINGBIRD ENTERPRISE(TM) FOR LEGAL WITH LEGALKEY(R) PRACTICE SUPPORT SOLUTIONS HELP LAW FIRMS PROACTIVELY ADDRESS COMPLIANCE AND RISK ISSUES")
   7.     News Release dated August 23, 2005 ("BRINKS HOFER
          GILSON & LIONE DEPLOYING HUMMINGBIRD ENTERPRISE(TM)
          FOR CASE AND DOCUMENT MANAGEMENT")
   8. News Release dated August 24, 2005 ("COZEN O'CONNOR(R) MIGRATES TO HUMMINGBIRD ENTERPRISE(TM) TO INTRODUCE A MATTER-CENTRIC WAY OF WORKING AT THE LAW FIRM")
   9. News Release dated August 24, 2005 ("STIKEMAN ELLIOTT LLP SELECTS REDDOT(TM) WEB CONTENT MANAGEMENT SOFTWARE")
   10. News Release dated August 29, 2005 ("HUMMINGBIRD ENTERPRISE(TM) RECOGNIZED AS A "TREND-SETTING PRODUCT
          OF 2005")
   11. News Release dated August 30, 2005 "STITES & HARBISON PLLC DEPLOYS HUMMINGBIRD ENTERPRISE(TM) TO STREAMLINE DOCUMENT SHARING PROCESSES")

                                                                     Document 1

[HUMMINGBIRD LOGO OMITTED]


     HUMMINGBIRD ANNOUNCES THE RELEASE OF HUMMINGBIRD CONNECTIVITY(TM) 2006

               Latest version features support for x64 platforms
                        and X Window release - X11R6.8

Toronto - August 8, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions and network connectivity solutions, today announced the immediate availability of Hummingbird Connectivity(TM) 2006, its feature-rich, robust and secure suite of products including Exceed(R), NFS Maestro(TM), HostExplorer(TM) and Connectivity Secure Shell(TM). Hummingbird Connectivity 2006 provides a single, consolidated solution that allows organizations to securely integrate heterogeneous legacy infrastructures, such as UNIX(R) or Mainframe, with Windows(R) desktops, enabling customers to meet business continuity and corporate governance requirements.

The Hummingbird Connectivity 2006 suite supports Windows(R) 2000, Windows(R) XP Professional, Windows(R) XP Professional x64 Edition, Windows Server(TM) 2003 and Windows Server(TM) 2003 x64 Edition. In addition, all products in the suite support Windows(R) Terminal Server Edition and Citrix(R) Presentation Server(TM).

"Hummingbird Connectivity continues to deliver unparalleled product functionality and substantive return on investment," said Barry Litwin, President and Chief Executive Officer, Hummingbird Ltd. "With the release of Hummingbird Connectivity 2006 we stand by our tradition of continued growth and advancement of our products by offering numerous industry-first, innovative and user-driven features. Our customers have always been instrumental in our development efforts over the years and together we have achieved the success that keeps Hummingbird at the forefront of the IT industry."

x64 Platforms Support
Hummingbird is ready for the 64-bit era with the support of the new Microsoft Windows x64 family. Hummingbird is the only vendor to offer x64 support for its entire suite of connectivity software comprised of PC X Server, Terminal Emulation and PC-based Network File System (NFS) software. With support for x64, Hummingbird Connectivity 2006 customers will experience faster, more efficient delivery of business critical applications, reducing costs, increasing productivity and improving the effectiveness of their overall business operations.

Exceed
Continuing its leadership in the PC X Server market, Hummingbird is the first to offer support for the latest X Window release by the X.Org Foundation - the consortium empowered with the stewardship and collaborative development of the X Window System technology and standards. Through the support for X11R6.8, users will be able to fully experience the superior computing enivornment that is offered by the X Window system.

NFS Maestro
Adapting to the changing NFS market and led by the growing importance of enterprise storage solutions in the industry, the NFS Maestro product family continues to provide value-added, enterprise-oriented features that promote tight, yet transparent, integration with operating systems and other enterprise infrastructures. The first and only PC NFS vendor with support for NFSv4, closely coupled with enterprise directory services, strong security implementation, and armed with advanced software administration features, NFS Maestro 2006 will continue to be the most advanced and powerful PC NFS solution in the market.

HostExplorer
Multiple Profile Space, a new feature of HostExplorer 2006, allows organizations to manage multiple locations from which profiles and connection settings are stored. Storage locations include local drives, remote file systems, or LDAP directories. User access rights are enforced through a seamless integration with Microsoft Windows ACLs, or LDAP ACLs.

Hummingbird Security
Hummingbird Security 2006, comprised of Connectivity Secure Shell(TM), Connectivity SecureTerm(TM), Connectivity Kerberos(TM), Connectivity SSL(TM) and Hummingbird SOCKS Client(TM), features a robust and complete security set across all of its product families and components in order to help organizations meet their security and compliance objectives.

Availability: Hummingbird Connectivity 2006 is available immediately. For more information, please visit: http://connectivity.hummingbird.com.

About Hummingbird Connectivity(TM)
Hummingbird Connectivity is a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system. Hummingbird Connectivity seamlessly delivers enterprise mission critical data to the user desktop. Based on robust and recognized standards, every Hummingbird Connectivity product is designed to bridge the gap between legacy systems and enterprise users by delivering the quickest, easiest, and most secure single point of access to UNIX systems, Mainframes and AS/400s.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,525 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

NOTE: Product or service names mentioned herein are the trademarks of their respective owners.

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

For further information, please contact:

Dan Coombes                            Michele Stevenson
Director, Investor Relations           Senior Manager, Corporate Communications
Hummingbird Ltd.                       Hummingbird Ltd.
Tel: 416-496-2200 ext. 6359            Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com            michele.stevenson@hummingbird.com

                                                                     Document 2

[HUMMINGBIRD LOGO OMITTED]

                             FOR IMMEDIATE RELEASE
-------------------------------------------------------------------------------

                    HUMMINGBIRD REPORTS THIRD QUARTER FY2005
                        FINANCIAL AND OPERATING RESULTS

      Total Sales Grow 10% to $61.7 Million; Enterprise Content Management Revenues up 15%; Operating Cash Flow of $12.1 Million; Adjusted EPS $0.32

Toronto - August 10, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, and network connectivity solutions, today reported financial and operating results for the third quarter ended June 30, 2005. The financial figures in this release are reported in U.S. dollars in accordance with U.S. generally accepted accounting principles, except where noted.


----------------------------------------------------------------------------------------------------
SUMMARY FINANCIAL RESULTS                                                               U.S. GAAP
(Millions of U.S. dollars except share data)

                                                    Three Months Ended         Nine Months Ended
                                                         June 30                   June 30
                                                 ----------------------     ------------------------
                                                   2005        2004            2005           2004
                                                   ----        ----            ----           ----

Sales                                             $61.7       $56.2          $169.9          $160.9

Net (Loss)/Income                                 ($1.9)        $2.4          ($4.8)           $3.1


Diluted (Loss)/Earnings Per Share                ($0.11)       $0.13         ($0.28)          $0.18

Diluted Number of Shares (Millions)                17.5        17.7            17.5            17.8

Adjusted Net Income (Note)                         $5.6        $6.3           $15.4           $17.6

Adjusted Diluted Earnings Per Share               $0.32       $0.36           $0.88           $0.99

Adjusted Diluted Number of Shares (Millions)       17.5        17.7            17.6            17.8

---------------------------------------------------------------------------------------------------
|Note:    Adjusted Net Income comprises Net (Loss)/Income excluding amortization of intangibles,   |
|         in-process research and development, restructuring and other charges, and deferred       |
|         income tax rate adjustments, net of related taxes.                                       |
---------------------------------------------------------------------------------------------------


"I am pleased with our overall performance in the third quarter," said Barry Litwin, President and Chief Executive Officer of Hummingbird Ltd. "We had a very strong quarter with total license revenues up significantly from the prior quarter, and we achieved record revenues in our Enterprise Content Management business driven by double digit year over year growth. Our acquisition of RedDot announced in the quarter rounds out our integrated enterprise content management offering, extends our geographic reach, and greatly strengthens Hummingbird's position in the rapidly growing market for content management solutions."


Financial Highlights
--------------------

Total sales for the quarter ended June 30, 2005 were $61.7 million, representing an increase of 9.8% from the quarter ended June 30, 2004. Enterprise Content Management revenues for the quarter were $44.9 million, a 15.1% increase from the same quarter last year, and a 17.7% increase from the previous quarter. Connectivity revenues for the quarter were $16.8 million, compared to the $17.2 million for the third quarter last year. Total license revenues were $28.3 million, up 22.0% from the previous quarter.

Adjusted net income(1) in the current quarter was $5.6 million, compared to $6.3 million in the same period last year. Adjusted diluted earnings per share (based on adjusted net income) for this quarter were $0.32, compared to $0.36 for the corresponding period last year.

During the quarter the company recorded restructuring and other charges totaling $4.1 million. Of this amount, $1.3 million relates primarily to severance and related costs taken after the Company reviewed its global operations to align costs with revenues, and to recognize cost efficiencies. In addition, $2.8 million relates to other charges primarily for contingent consideration recorded pursuant to the terms of a previous acquisition's purchase agreement. The company also expensed $1.3 million representing in-process research and development related to the RedDot acquisition completed in the quarter.

Operating expenses for the current quarter excluding amortization of intangibles, in-process research and development, and restructuring and other charges, were $46.9 million, compared to $40.0 million for the third quarter of the previous fiscal year. The current quarter's expenses include a $3.6 million translation loss resulting from the effects of changes in foreign exchange rates.

For the third quarter of fiscal 2005, Hummingbird reported a net loss of $1.9 million, compared to a net income of $2.4 million for the same quarter in 2004. The diluted loss per share of $0.11 in the current quarter compares to diluted earnings per share of $0.13 for the third quarter of the prior year.

Revenues for the nine months ended June 30, 2005 were $169.9 million, an increase of 5.6% over the previous year. Enterprise Content Management revenues for the current nine months were $119.7 million, up $10.7 million or 9.8% from the same period last year.

Operating expenses excluding amortization of intangibles, in-process research and development, and restructuring and other charges, were $128.0 million for the first nine months of fiscal 2005, of which $1.2 million was a translation loss resulting from the effects of changes in foreign exchange rates. The net loss for the current nine month period was $4.8 million resulting in a diluted loss per share of $0.28, compared to net income of $3.1 million and diluted earnings per share of $0.18 last year.

Adjusted net income for the current nine months is $15.4 million compared to $17.6 million for the nine months ended June 30, 2004. Adjusted diluted earnings per share for the current nine months, based on adjusted net income, was $0.88 compared to $0.99 for the prior year.

Total assets as at June 30, 2005 were $383.7 million, compared to $365.3 million as at March 31, 2005. The Company's cash position, including short-term investments, was $90.5 million as at June 30, 2005. Cash flow from operations generated in the current quarter was $12.1 million. Deferred revenue was $72.7 million as at June 30, 2005 compared to $67.8 million as at March 31, 2005.

(1) Adjusted net income is presented because management considers it to be a better metric to evaluate and compare the quarterly performance of the Company's core business, since it excludes certain non-cash and non-recurring expenses. In addition, it is the primary method that management uses to plan and forecast the Company's results. Adjusted net income is not a recognized profitability measure under U.S. GAAP, and the Company's method of calculating adjusted net income may differ from, and accordingly may not be comparable to, similarly titled measures used by other companies. Adjusted net income should not be considered in isolation and its presentation should not be construed an alternative to net income determined in accordance with U.S. GAAP, as an indicator of the Company's performance.

Operational Highlights
----------------------

Hummingbird Acquires RedDot Solutions
-------------------------------------
On June 21 the Company announced the acquisition of RedDot(TM) Solutions AG, a privately held provider of content management software, headquartered in Germany. The acquisition of RedDot rounds out Hummingbird's integrated Enterprise Content Management offering with RedDot's proven Web Content Management capabilities, and extends and deepens Hummingbird's presence in target geographic markets. In addition, this acquisition strengthens Hummingbird's position in the rapidly growing mid-market for ECM solutions.

Significant New Relationship with Australian State of Queensland
----------------------------------------------------------------
On May 2 the Company announced that the Australian State of Queensland had selected Hummingbird Enterprise(TM) to support its whole-of-government document and records management system across all Queensland State Government operations. In addition, this win provides Hummingbird with the upside opportunity to sell into Local Government Councils and Government Owned Corporations without individual tenders. Following a thorough review of potential partners the State of Queensland selected the Hummingbird solution based on application functionality, proven ease of use and a track record of success in large and complex installations, including the Canadian Federal government RDIMS Shared Services initiative.

Important Strategic Alliance with VERITAS
-----------------------------------------

On April 27 Hummingbird and VERITAS jointly announced a strategic alliance that will integrate VERITAS Enterprise Vault(TM) 6.0 e-mail and content archiving software with Hummingbird Enterprise(TM) 2005. VERITAS is one of the largest software companies in the world and the leader in e-mail archiving. Through this powerful alliance, VERITAS and Hummingbird are committed to delivering a comprehensive solution to capture, protect, control and dispose of important email and other electronic records, while allowing business users to work the way they want to work, providing a fully interactive interface with Microsoft Outlook.


-------------------------------------------------------------------------------

Hummingbird will hold a teleconference call at 5:00 p.m. Eastern N.A. time today to discuss its fiscal third quarter 2005 results. Those wishing to participate should call 416-640-4127 (Toll-free 800-814-4890) ten minutes prior to the start time. A webcast of the call with accompanying presentation slides is also available from the Company's website, www.hummingbird.com. Rebroadcasts of the teleconference will be available after the teleconference concludes on the Company's website, or by calling 416-640-1917 (Toll-free 877-289-8525), Pass-code 21131917#

-------------------------------------------------------------------------------

About Hummingbird
-----------------

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,525 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

Note to Investors
-----------------

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts
--------------------

Inder Duggal                                  Dan Coombes
Chief Financial Officer                       Director, Investor Relations
Hummingbird Ltd.                              Hummingbird Ltd.
Tel: 416 496-2200 ext. 2205                   Tel: 416 496-2200 ext. 6359
inder.duggal@hummingbird.com                  dan.coombes@hummingbird.com
----------------------------                  ---------------------------

Michele Stevenson
Senior Manager, Corporate Communications
Hummingbird Ltd.
Tel: 416 496-2200 ext. 2263
michele.stevenson@hummingbird.com
---------------------------------

                                                                     Document 3

[HUMMINGBIRD LOGO OMITTED]


                 Hummingbird Legal Customers to Present at the
           2005 International Legal Technology Association Conference

       Five Peer Group sessions to offer valuable information, strategies and tactics for tackling legal enterprise content management issues, mitigating risk and meeting knowledge management
                       goals and compliance requirements

Toronto - August 17, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that it will present five Peer Group Day sessions at the upcoming International Legal Technology Association conference to be held August 22-25 at the Desert Ridge Resort & Spa in Phoenix, Arizona. Hummingbird will be located at booths 318 & 320 during the conference. Attendees will have an opportunity to hear directly from Hummingbird legal customers about their strategy for addressing such critical business issues as new matter opening, conflicts checking, efficient delivery of relevant business information to attorneys, managing client communications, sharing information with clients and much more. Additionally, attendees will learn how to enhance client communication through document sharing and soliciting input through a secure extranet. The following five Hummingbird Peer Group sessions which will be held in the Grand Canyon, Rooms 3 & 4, on August 22, 2005:

Coffee Talk -- You've Got Questions, We've Got Answers
10:00 a.m. - 11:00 a.m.
This session offers a true ILTA peer networking opportunity, enabling attendees to interact with their peers, share experiences and learn know how others have handled similar challenges or situations such as handling lateral hires, departing attorney documents, or records and e-mail management.

Making the Move -- Hummingbird Enterprise(TM) DM Implementation
11:15 a.m. - 12:30 p.m.
With its Hummingbird Enterprise implementation, Baker & McKenzie undertook one of the most complex deployments in the legal industry, introducing a document management system for the first time to the majority of its offices, while also migrating some offices from Hummingbird's legacy DOCS Open(R) and DOCSFusion(R) environments to the Hummingbird Enterprise multi-tier architecture.

Attendees will learn the value of implementing Hummingbird Enterprise DM from the perspective of a global leader; how Baker & McKenzie is addressing existing business challenges with Hummingbird Enterprise DM; the importance of project planning and execution; and building a communication strategy that will help establish user and management buy-in.

Hummingbird Enterprise for Legal -- The Big Picture Solution for Law Firms
1:30 p.m. - 2:30 p.m.
Attendees will hear directly from three law firms about their strategy for addressing critical business issues by deploying Hummingbird Enterprise for Legal -- new matter opening, conflicts checking, efficient delivery of relevant business information to attorneys, managing client communications, sharing information with clients and more. Hummingbird Enterprise meets the key requirements of these firms' technology strategies and the real world problems it solves at every stage of a law firm's matter content life cycle. The session will include an overview of the core Hummingbird Enterprise capabilities and show how to leverage the technology to accelerate the processes within a law firm and facilitate knowledge sharing.

State of the Company/Product Roadmap
2:45 p.m. - 3:45 p.m.
In this session, attendees will hear from senior Hummingbird executives about the latest release of Hummingbird Enterprise for Legal, its integrated enterprise management and practice support platform for managing the entire lifecycle of enterprise content. Hummingbird executives will also share plans for future releases. New enhancements and features in the latest release of Hummingbird Enterprise Webtop, Collaboration, KM, IM and Mobility will also be demonstrated at the session, offering attendees information about how to increase the value of their existing investment.

Providing Legal Services Through Collaboration/Extranet Services
4:00 p.m. - 5:00 p.m.
There are many factors in achieving success in today's fast-paced, competitive business environment. The inability to manage the increased pressure that fosters deep relationships with clients and business partners can seriously hinder business agility. Client communication is the key and is greatly enhanced by sharing documents and soliciting input through a secure extranet. In this session, a Hummingbird customer will demonstrate how the firm overcame this challenge by implementing Hummingbird Enterprise(TM) Webtop and Collaboration technology.

For more information on ILTA 2005, visit:
https://conference.iltanet.org/default.asp.
------------------------------------------

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,525 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com
                                           --------------------------

For further information, please contact:
Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Hummingbird Ltd.                        Hummingbird Ltd.
Tel: 416-496-2200 ext. 6359             Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com             michele.stevenson@hummingbird.com

                                                                     Document 4

[HUMMINGBIRD LOGO OMITTED]

      Sonnenschein Nath & Rosenthal LLP Select Hummingbird Enterprise(TM)
        For Legal with LegalKEY(R) Practice Support to Meet Information
                     Management and Compliance Requirements

     Hummingbird solution proactively addresses compliance issues providing lawyers with easy access to information in a seamless and
                                intuitive manner

Toronto, Ontario and ILTA `05, Phoenix, Arizona - August 22, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that leading U.S. law firm, Sonnenschein Nath & Rosenthal LLP, is standardizing on Hummingbird Enterprise(TM) for Legal across all offices. The fully integrated matter lifecycle management solution, including LegalKEY(R) Practice Support, will provide its lawyers with the most current, applicable and effective system to complement and enhance the firm's business practices, streamline processes, improve efficiencies, mitigate risks and meet knowledge management goals and compliance requirements.

Sonnenschein conducted an extensive review of enterprise software vendors serving the legal market and selected Hummingbird Enterprise for Legal with LegalKEY Practice Support, after concluding that it was the best product available to meet the firm's stringent requirements for a true end-to-end integrated compliance framework. The software will be rolled out to 1,850 users across the firm.

"Requirements for law firms to protect and act on behalf of clients in accordance with such regulations and privacy laws as the Sarbanes-Oxley Act, HIPAA and the various ABA Model Rules, have elevated compliance considerations to the strategic level in terms of how a law firm can proactively comply with such legislation," said Yuri Frayman, Vice President, Legal Vertical Solutions, Hummingbird Ltd. "Hummingbird Enterprise for Legal has been designed to allow the compliance layer to be infused directly into business operations to enable the automation of retention and compliance policies."

With 700 attorneys in nine U.S. offices and a global reach throughout Asia, Europe and Latin America, Sonnenschein serves many of the world's largest and best-known businesses, nonprofit organizations and individuals. "We require an integrated matter management and compliance approach that will link key firm processes such as opening new matters; checking for conflicts; docketing key dates; conducting legal research; creating, managing and tracking documents and e-mails; collaborating with and providing advice to clients; reporting and sharing financial and operational data; and keeping official records of client work. And we want to be able to perform these activities all through our primary user interface - Microsoft Outlook," said Andy Jurczyk, Chief Information Officer, Sonnenschein Nath & Rosenthal LLP.

"The new Hummingbird Enterprise Client for Microsoft Outlook will allow our users to conduct their business entirely from within the Outlook interface, from the creation of a new client-matter and a conflicts check, to the closing of a matter and automatic creation of records. This means our lawyers will not need to open several different applications to get a matter open or to research potential conflicts when starting a new case. Our lawyers will have access to all their processes through one interface to more effectively manage their business," added Jurczyk.

Sonnenschein plans to replace its existing practice support applications with LegalKEY Practice Support solutions for records management, conflicts management and new business intake. LegalKEY Practice Support was developed for and tailored to a law firm environment, using a client/matter approach that makes the systems easy to understand and adopt.

"An effective compliance infrastructure is no longer a luxury, it's a necessity. By proactively addressing the compliance issues that the firm needs to follow, and initiating the necessary internal and external records retention rules, we will be able to avoid unnecessary liability both for the law firm, and our clients," said Jurczyk. "We feel Hummingbird Enterprise for Legal and its matter centric framework will provide us with a comprehensive and proven practice support system that will meet our risk management requirements and help ensure compliance with the multiple legislations, laws and policies that may affect the firm."

In addition, Sonnenschein plans to leverage Hummingbird's leading reporting and data integration tools. Hummingbird BI(TM) will be used to implement a standard reporting system across all the firm's mission-critical applications, including its document management, CRM and time and billing systems, allowing for consolidation of reporting procedures and streamlining of report creation and distribution firm-wide. Sonnenschein also plans to leverage Genio(R), Hummingbird's data integration solution, to consolidate data from various business applications into a new central data warehouse to allow for better analysis of the business.

Hummingbird will be demonstrating Hummingbird Enterprise for Legal with LegalKEY Practice Support solutions at booth #318/320 at the International Legal Technology Association `05 conference to be held August 22-25 at Desert Ridge Resort & Spa in Phoenix, AZ.

About Sonnenschein Nath & Rosenthal LLP
With 700 attorneys and other professionals in nine U.S. offices and a global reach throughout Europe, Asia, the Middle East, Latin America and Canada, Sonnenschein serves many of the world's largest and best-known businesses, nonprofits and individuals. Founded in 1906, the firm is a leader in innovative legal services, serving its clients through integrated, inter-office cooperation and teamwork among practice groups to provide efficient, effective and timely legal services and business counseling. For more information, visit www.sonnenschein.com.

About LegalKEY(R) Practice Support Solutions
LegalKEY Practice Support Solutions were developed to improve the way that information flows and is utilized in law firms. The solutions are designed to complement a law firm's existing technologies and business practices, thereby enabling the firm to bill faster, mitigate risks, streamline processes, improve efficiency and become better organized.

The LegalKEY Practice Support suite includes Records Management(TM), Conflicts Management(TM), New Business Intake(TM) and Critical Dates Management(TM) - all fully integrated to enable consistent creation, use and maintenance of client/matter information. Additionally, the LegalKEY suite integrates with leading e-mail, imaging, time and billing, case management and document management systems including Hummingbird Enterprise(TM).

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,525 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

Hummingbird Contacts:
Dan Coombes                           Michele Stevenson
Director, Investor Relations          Senior Manager, Corporate Communications
Tel: 416-496-2200 ext. 6359           Tel: 416-496-2200, ext. 2623
Fax: 416-496-2207                     Fax: 416-496-2207
dan.coombes@hummingbird.com           michele.stevenson@hummingbird.com
---------------------------           ---------------------------------

                                                                     Document 5

[HUMMINGBIRD LOGO OMITTED]

    Leading Law Firms Leverage Reporting Capabilities of Hummingbird BI(TM) to Help Meet Compliance Measures and Increase Accountability

    Hummingbird provides a comprehensive business intelligence solution for query, analysis and reporting activity that allows law firms to better understand their business and mitigate risk

Toronto, Ontario and ILTA `05, Phoenix, Arizona - August 22, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that Hummingbird BI(TM), its business intelligence solution for query, analysis and reporting activity, is gaining momentum with legal customers worldwide. Forward-thinking law firms seeking to simplify practice analysis, gain competitive advantage, and improve the ability to meet government and regulatory reporting requirements as part of e-discovery, are leveraging Hummingbird's powerful and flexible business intelligence solution.

Several prominent law firms including Akin Gump Strauss Hauer & Feld LLP and Zelle, Hofmann, Voelbel, Mason & Gette LLP are implementing Hummingbird BI as an integral part of their business strategies. Employees are empowered with accurate and timely information to make informed decisions and drive organizational goals.

"Winning in the competitive global marketplace requires agility and quick reactions. To increase their competitiveness, comply with regulatory measures, increase accountability and reduce costs, law firms must make more informed, strategic decisions based on complete and accurate information," said Yuri Frayman, Vice President, Legal Vertical Solutions, Hummingbird Ltd. "This means that they need to leverage all content dispersed across the organization including data and information stored in structured databases and applications or unstructured information stored in e-mail, enterprise content management and knowledge management systems."

In the legal world, being able to audit and better understand financial, billing and work product systems is a critical aspect of reporting. Hummingbird has applied best practices in terms of data integration, data warehousing, and custom BI data models for the legal industry, offering firms the ability to easily and rapidly report on virtually any desired metric. Whether it is an un-billable hours report, a practice area or attorney performance report, client or matter business analysis, days outstanding or receivables report, Hummingbird BI enables law firms to generate easy to understand reports in a variety of formats.

Global law firm Akin Gump Strauss Hauer & Feld is using Hummingbird BI to access important firm data in the form of easily understood reports. One report is a knowledge management report to track or audit its document libraries for unusual activity in order to protect and manage the firm's intellectual capital. Another report enables the firm to leverage its structured and unstructured information repositories by using Hummingbird BI to link its HR employee information database with the Hummingbird document management system to build a set of activity reports to analyze document creation by practice group.

"The document management system can act as a leading indicator of economic activity by practice group," said Bradley S. Christmas, Akin Gump's CIO. "What we're looking for is different markers to show where work within the practice groups is on the upswing. We'll be able to measure document creation activity over a period of time for historic value and provide management with an indication of which practice area is getting busy or if a particular area is slowing down. BI is a helpful component of our Hummingbird Enterprise `tool chest' and I'm sure we'll find many additional uses for it down the road."

Hummingbird BI enables firms to quickly generate access reports and complete audit trails for any given client, matter or even specific documents. Aside from ad hoc query and analysis activity, report generation can be automated by Hummingbird BI, which results in process efficiencies and improved productivity. For example, instead of manually creating daily accounts receivable reports, firms can automate the task and send partners and finance departments updates by e-mail.

National litigation law firm Zelle, Hofmann, Voelbel, Mason & Gette originally purchased Hummingbird BI with the intention of providing clients with simple financial snapshots of case related expenses and fees via the extranet, but quickly discovered the technology also offered the firm a timely and accurate view of its business, improving strategic planning and overall decision making. Zelle Hofmann attorneys can access data across its multiple reporting systems easily and quickly, conduct ad hoc query and analysis and generate reports on time and billing, client or matter-related, financial, practice area or attorney-based data.

"We acquired Hummingbird BI in conjunction with Hummingbird Enterprise DM, Webtop and Collaboration tools and thought we would use it for added feature functionality with an implementation of portal and extranet capabilities for the firm and our clients," said Steven Remington, Director of Information Technology at Zelle, Hofmann. "Hummingbird BI, serendipitously, became a tool we could use to immediately solve business problems and increase productivity. Its use has mushroomed; we quickly realized our expectations were modest and found that BI was the unexpected gem of Hummingbird Enterprise."

Regulatory pressures supply additional incentive for organizations to understand the information they have. Hummingbird BI seamlessly integrates with all Hummingbird Enterprise(TM) components, including Hummingbird Enterprise DM, KM, Collaboration, and Mobility as well as all LegalKEY(R) Practice Support solutions. Monthly reports can be published automatically to a secure community in Hummingbird Enterprise. This means a secure "partner only" environment can be established, for example, for them to review critical reports, collaborate on documents, or strategize key initiatives. Firms can also improve associate attorney productivity by providing all relevant time and billing information in one place, as reports are published to a Hummingbird Enterprise DM folder for internal or client use.

Hummingbird BI increases customer retention and loyalty through improved responsiveness to client reporting needs. For example, automated reports can be triggered when a customer account reaches a certain value or their retainer falls to a specified level, and automatically send that report via e-mail to the partner in charge.

"Hummingbird has a rich history with its BI product," said Frayman. "By leveraging the reporting capabilities of Hummingbird BI, law firms can report on any aspect of their business throughout the entire lifecycle of client matters. It delivers a comprehensive yet easy to learn and use business intelligence solution for reducing risk, measuring profitability, increasing productivity and improving efficiency."

Hummingbird will be presenting Hummingbird BI(TM) at booth #318/320 at the International Legal Technology Association `05 conference to be held August 22-25 at Desert Ridge Resort & Spa in Phoenix, AZ.

About Hummingbird BI(TM)
Hummingbird BI is a powerful, fully integrated and scalable enterprise business intelligence solution that allows desktop and Web-based users to access and analyze information stored throughout the enterprise. Hummingbird BI offers organizations a completely integrated, lowest cost of ownership enterprise business intelligence solution that is seamlessly enabled within Hummingbird Enterprise(TM) and LegalKEY Practice Support solutions.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,525 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

Hummingbird Contacts:
Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Tel: 416-496-2200 ext. 6359             Tel: 416-496-2200, ext. 2623
Fax: 416-496-2207                       Fax: 416-496-2207
dan.coombes@hummingbird.com             michele.stevenson@hummingbird.com

                                                                     Document 6

[HUMMINGBIRD LOGO OMITTED]

         Hummingbird Enterprise(TM) for Legal with LegalKEY(R) Practice
             Support Solutions Help Law Firms Proactively Address
                          Compliance and Risk Issues

           Hummingbird Enterprise for Legal focuses on compliance and efficiency issues facing law firms today

Toronto, Ontario and ILTA `05, Phoenix, Arizona - August 23, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that Hummingbird Enterprise(TM) for Legal, its proactive compliance framework for practice management, continues to gain momentum in the marketplace as more and more law firms take steps to enhance their compliance infrastructure.

Leading law firms worldwide have discovered the value Hummingbird Enterprise for Legal offers their organizations. The end-to-end matter lifecycle management environment within Microsoft Outlook and Web browsers lets fee earners work the way they want to work, offering simplified access to work product, conflicts research, records, e-mail, docketing, and know-how systems.

Hummingbird's end-to-end matter lifecycle management solutions have been adopted by 74% of the AmLaw 50 law firms, 70% of the AmLaw 100 law firms and 67% of AmLaw 200 law firms, including the largest firm in the world. According to the International Legal Technology Association's 2004 Technology Survey, Hummingbird Enterprise(TM) DM leads in market share for document management software and LegalKEY(R) Practice Support is the leader in records management solutions for the world's largest law firms.

"Hummingbird's unique, end-to-end compliance framework is the fundamental value proposition we bring to law firms today. Our high value solution addresses a growing market requirement and a key driver in the legal community as law firms and legal departments must demonstrate they have a solid compliance infrastructure in place," said Barry Litwin, President and Chief Executive Officer, Hummingbird Ltd. "This makes the purchase of a compliance solution highly strategic for legal environments, and is driving considerable growth in demand for Hummingbird Enterprise for Legal. No other software vendor offers this functionality."

Avoiding conflicts of interest includes respecting jurisdictional mandates as outlined by government agencies and legal societies. Law firms much comply with security and privacy mandates including EU Privacy Laws and US Safe Harbor; International Regulatory Lists (OFAC/SDN in the US and OFSI in Canada); and HIPAA and PIPEDA. Client governance mandates include Sarbanes-Oxley, SEC 17a and NASD 3010 and FDA 21 CFR Part 11.

Addressing Compliance and Risk Issues
Hummingbird's client-matter intake, conflicts resolution and records management solution seamlessly integrate into its core Hummingbird Enterprise document management and collaboration offerings, allowing law firms to implement an end-to-end compliance platform that satisfies the most stringent requirements. Attorneys and support staff can focus on matter-centric tasks while compliance tools centralize and automate governance processes to manage work product throughout the matter lifecycle.

LegalKEY(R) Practice Support Solutions, integral components of Hummingbird Enterprise for Legal, complement a law firm's existing technologies and business practices, thereby enabling the firm to bill faster, mitigate risks, streamline processes, improve efficiency and become better organized.

LegalKEY Records Management(TM) delivers unrivalled value to law firm customers looking to manage both physical and electronic records from a single system. Legal teams can find information anywhere within the firm, across any application, streamlining the matter lifecycle management process. Simple capture of work in progress, e-mail communications and records via drag-and-drop to matter folders automatically applies records retention policies.

LegalKEY New Business Intake(TM) and LegalKEY Conflicts Management(TM) enable firms to strike the perfect balance between the need to take on new business as quickly as possible and the mandate to mitigate the firm's risk, ensuring that only the right business is undertaken. LegalKEY Critical Dates Management(TM) enables proactive subscription and update to court rules databases for all jurisdictions in which the firm practices. Changes in court calendar dates are automatically propagated, saving time and helping to ensure compliance.

According to a recent research report from Gartner Inc.(1), "A sustainable and affordable compliance framework must be underpinned by appropriate IT systems. Many of the necessary IT components (for example, Web-based services, content management, document management, workflow management and desktop integration services) may already be in place, but they must be integrated and standardized across the business. There must be a repository that contains details of every process, control and risk. Making the repository contents available will ensure that everyone knows who owns each element. IT systems must be able to deliver the relevant tasks to the appropriate owners -- and by role, if possible."

Hummingbird will be demonstrating Hummingbird Enterprise for Legal with LegalKEY Practice Support solutions at booth #318/320 at the International Legal Technology Association `05 conference to be held August 22-25 at Desert Ridge Resort & Spa in Phoenix, AZ.

About LegalKEY(R) Practice Support Solutions
LegalKEY Practice Support Solutions were developed to improve the way that information flows and is utilized in law firms. The LegalKEY Practice Support suite includes Records Management(TM), Conflicts Management(TM), New Business Intake(TM) and Critical Dates Management(TM) - all fully integrated to enable consistent creation, use and maintenance of client/matter information. Additionally, the LegalKEY suite integrates with leading e-mail, imaging, time and billing, case management and document management systems including Hummingbird Enterprise(TM).

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Hummingbird's solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,525 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:

Dan Coombes                            Michele Stevenson
Director, Investor Relations           Senior Manager, Corporate Communications
Hummingbird Ltd.                       Hummingbird Ltd.
Tel: 416-496-2200 ext. 6359            Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com            michele.stevenson@hummingbird.com


---------------

(1) Gartner Research Note of February 2, 2005 entitled: "Management Update:
Compliance Management Solutions Can Create Improved Business Performance," written by Edward Younker, with analyst sources from Gartner Research Vice
Presidents: Carol Rozwell, John Bace, Lane Leskela

                                                                     Document 7

[HUMMINGBIRD LOGO OMITTED]

        Brinks Hofer Gilson & Lione Deploying Hummingbird Enterprise(TM)
                        for Case and Document Management

    Hummingbird Enterprise offers law firm a stable and flexible environment for case and document management through multiple user views

Toronto, Ontario and ILTA `05, Phoenix, Arizona - August 23, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that Brinks Hofer Gilson & Lione, one of the largest intellectual property law firms in the U.S., has successfully deployed Hummingbird Enterprise(TM) across the firm, offering lawyers and legal teams a flexible and stable environment from which to manage their cases and work product.

Brinks is at the cutting edge of intellectual property law as one of the largest firms in its specialty with approximately 150 attorneys, supported by a full complement of scientific advisors, patent agents and paralegals. When the firm decided to replace its folder-based approach to document management it conducted in-depth research into three competitive offerings to find the right solution to handle its requirements.

"Hummingbird was the clear choice. It didn't take long to make the decision," said Brinks CIO, Rod Sagarsee, about the decision to choose Hummingbird Enterprise. "Several factors, including total cost of ownership, Hummingbird's approach to selling the solution, the backend management and maintenance of the system and the intuitiveness of Hummingbird user and administrative interfaces were instrumental in making the decision."

A pilot project with 30 users and five active cases was launched in March and within three weeks, 120 users and 17 active cases were on the system. By the end of May, Hummingbird Enterprise was rolled out to the entire firm and at the end of July, hundreds of client case numbers and matters and more than 200,000 documents were in the system.

"As it was my recommendation to go with the Hummingbird solution, I was very impressed with its backend, the way that they've structured the servers and the software. We have literally not had one hiccup on the system. It has worked flawlessly," said Sagarsee. "It's very stable."

Hummingbird Enterprise is now being used across the firm including in the docketing, accounting, marketing and recruiting departments. The IS team is using the system to track help desk tickets and has built a special profile form that automatically populates itself with information from e-mailed help requests.

All new active cases are immediately opened within the DM system and all existing active cases will be on the system by September. Also, the firm now has the capability of OCRing millions of PDF documents associated with past cases into the system so they will be fully text-searchable. This will improve the firm's ability to locate important information in the future.

A key reason that Brinks chose Hummingbird was the availability of multiple user views, including a Windows Explorer environment, an Outlook view and a remote, Web browser environment in one package. It was important that the firm provide its partners and employees with as much flexibility as possible in accessing the system.

With Hummingbird Enterprise, the firm now has a cleaner and more user-friendly Microsoft Outlook interface, allowing users to easily drag and drop attachments from e-mail messages into the DM system as fully text-searchable documents.

"Brinks joins a long list of law firms, including Dykema Gossett, Bowman and Brooke, Winston & Strawn, Buchanan Ingersoll, and Briggs and Morgan who are benefiting from Hummingbird's stable and flexible solution," said Yuri Frayman, Vice President, Legal Vertical Solutions, Hummingbird Ltd. "The intuitive and user-friendly interfaces eased user acceptance and administrative operations at Brinks. As deployment of the DM system continues to spread across multiple departments within the firm it will help improve operational efficiencies and reduce risk."

To learn more about the Brinks Hofer Gilson & Lione software deployment please visit the Hummingbird Web site to read the customer success story at: http://mimage.hummingbird.com/alt_content/binary/pdf/collateral/ss/bhgl.pdf
---------------------------------------------------------------------------

Hummingbird will demonstrate the Hummingbird Enterprise integrated document management solution at booth #318/320 at the International Legal Technology Association `05 conference to be held August 22-25 at Desert Ridge Resort & Spa in Phoenix, AZ.


About Brinks Hofer Gilson & Lione
Founded in 1917, Brinks Hofer Gilson & Lione is based in Chicago with three other offices across the country and serves the intellectual property needs of clients from around the world. The firm is one of the largest IP law firms in the U.S., with more than 150 attorneys, scientific advisors and patent agents who specialize in all aspects of patent, trademark, copyright, trade secret and Internet work, unfair competition, technology and licensing agreements, intellectual asset management and intellectual property litigation.

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Hummingbird's solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,525 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:

Dan Coombes                            Michele Stevenson
Hummingbird Ltd.                       Hummingbird Ltd.
Director, Investor Relations           Senior Manager, Corporate Communications
Hummingbird Ltd.                       Hummingbird Ltd.
Tel: 416-496-2200 ext. 6359            Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com            michele.stevenson@hummingbird.com

                                                                     Document 8

[HUMMINGBIRD LOGO OMITTED]

            Cozen O'Connor(R) Migrates to Hummingbird Enterprise(TM) to Introduce a Matter-Centric Way of Working at the Law Firm

       Hummingbird integrated solution offers total document, e-mail and matter lifecycle management, formal records management with
                LegalKEY, and a choice of easy-to-use interfaces

Toronto, Ontario and ILTA `05, Phoenix, Arizona - August 24, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that Cozen O'Connor, a full-service law firm with 24 offices located throughout the United States, Toronto and London, is migrating from the two-tier client/server environment of DOCS Open(R) to Hummingbird Enterprise(TM) for Legal. The multi-tier architecture will provide users with an advanced Web-based content and knowledge management platform and enable the firm to introduce a matter-centric way of working to its 687 time-keepers.

Hummingbird Enterprise for Legal will provide Cozen O'Connor with a true end-to-end matter lifecycle management solution that is tailored to the way fee-earners work. The integrated system includes electronic document management, e-mail management, knowledge discovery and LegalKEY(R) Practice Support solutions for records management, conflicts management and new business intake. The firm will be able to leverage its intellectual assets and collective expertise by offering legal teams an easy way to store, manage, track and share content and information amongst practice areas and with clients.

Ranked among the 100 largest law firms in the United States, Cozen O'Connor serves business, insurance and private clients. With Hummingbird Enterprise, the firm will centralize its disparate document management repositories and enable users to organize and access work product into client and practice-centric views using a wide range of client applications such as Microsoft Outlook, Windows(R) Explorer, the Webtop, and mobiles devices, resulting in increased efficiencies. All fee-earners on a distributed team can get the information they need from one source, irrespective of where they are located, providing better service to their clients.

"Once the management decision was made to go from a geographically centric firm to a practice area centric firm, we needed to change the library structure and so much more. We also decided we wanted to move in the direction of a matter-centric environment at the same time," said Jeffrey Brandt, CIO, Cozen O'Connor. "After an extensive evaluation of the leading products and vendors for the legal industry, we decided to upgrade to Hummingbird Enterprise because of the seamless integration with Outlook, the folder structure will allow our lawyers to manage their documents in much the same way they manage their e-mail and the choice of easy-to-use interfaces which will improve how they access and manage documents and matters."

The matter-centric views enable the lawyers to work the way they want to work. Users will have seamless access to the matter folders for all related documents, e-mail correspondence and attachments, financial reports, and any scanned content or images all from within the familiar Outlook environment, a Web browser or Windows Explorer. Saving e-mail alongside documents collects all matter-critical material in a single place, enabling easy access to information to meet new compliance requirements and helping lawyers do their work more effectively.

Lawyers will have an efficient and effective way of navigating to matter documents and will also be able to use the information already assigned in the LegalKEY Practice Support system currently in place. The integration with LegalKEY means newly created matter details are available within the document management system, allowing new matter documents to be correctly profiled.

The new Hummingbird Enterprise Client for Microsoft Outlook will enable users to view the entire suite of Hummingbird Enterprise functionality from within Microsoft Outlook which is a major benefit for the firm since its knowledge workers prefer to work within Outlook to manage work product and will not have to launch multiple applications during their workday. This will allow fee-earners to focus on billing time, not learning new systems.

Hummingbird partner, EIM International, a leading provider of information and document management solutions, servicing customers throughout North America, will work together with Hummingbird's professional services organization to handle the planning and implementation of the new system for the law firm.

"Cozen O'Connor joins a growing list of law firms globally who are extending their investment in Hummingbird technologies," said Yuri Frayman, Vice President, Legal Vertical Solutions, Hummingbird Ltd. "Law firms operate in a highly competitive environment and there are ever increasing pressures to better leverage and share firm work product and knowledge. Hummingbird Enterprise for Legal is market driven and based on three fundamental and overarching commitments -- usability, scalability and a low cost of total ownership. It is easy to use and seamlessly supports the way that lawyers work enabling firms to better serve clients and effectively manage their business."

Hummingbird will be demonstrating Hummingbird Enterprise for Legal with LegalKEY Practice Support solutions at booth #318/320 at the International Legal Technology Association `05 conference to be held August 22-25 at Desert Ridge Resort & Spa in Phoenix, AZ.

About Cozen O'Connor(R)
Cozen O'Connor is a full-service law firm with nearly 540 attorneys practicing in the firm's 24 offices. The firm has 22 offices located across the United States and international offices in Toronto and London. Founded in 1968, Cozen O'Connor is ranked among the 100 largest law firms in the United States, serving business, insurance and private clients. Among its clients are entrepreneurial start up enterprises, well-established, closely-held companies and publicly-owned companies ranging from local and regional businesses to large, multi-national conglomerates. For more information, visit: http://www.cozen.com.

About EIM International
EIM International, formerly Wertheim Inc., is a leading provider of information and document management systems and office automation solutions. EIM provides mission-critical services to customers in all areas of document and knowledge management, from initial planning through final implementation, to enable them to maximize their business processes and increase efficiency. Headquartered in New York City, EIM services customers throughout North America and is expanding globally. The company can be reached on the web at www.EIMintl.com

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Hummingbird's solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,525 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

Hummingbird Contacts:
Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Tel: 416-496-2200 ext. 6359             Tel: 416-496-2200, ext. 2623
Fax: 416-496-2207                       Fax: 416-496-2207
daniel.coombes@hummingbird.com          michele.stevenson@hummingbird.com

                                                                     Document 9

[HUMMINGBIRD LOGO OMITTED]


    Stikeman Elliott LLP Selects RedDot(TM) Web Content Management Software

     Hummingbird Enterprise(TM) customer to implement integrated end-to-end enterprise content management with Hummingbird and RedDot solutions

Toronto, Ontario and ILTA `05, Phoenix, Arizona - August 24, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that Stikeman Elliott LLP, one of Canada's largest and most prestigious law firms, has selected RedDot's Web content management software
(CMS) to manage its Web site and deliver relevant, personalized content. A long-standing Hummingbird Enterprise(TM) customer, Stikeman Elliott will benefit from the seamlessly integrated enterprise content management solutions by providing an end-to-end solution for the firm's content.

Stikeman Elliott is redesigning its Web site with plans to go live with the new site on January 1, 2006. RedDot CMS will offer the firm scalable out-of-the-box functionality to easily manage and publish Web content. In addition, leveraging the existing integration between Hummingbird Enterprise and RedDot CMS, Web site contributors will be able to easily publish content stored in the Hummingbird Enterprise repository to the Web. The result is substantial savings for the law firm in terms of time and production costs for the Web site.

RedDot CMS will provide Stikeman Elliott with renowned easy to use software designed for non-technical users to adopt and master quickly. The law firm can empower non-IT content editors to easily create, publish, and manage their own Web content to build and update the site. RedDot's CMS system also provides the tools to seamlessly manage the French language version of the firm's Web site.

RedDot CMS meets all of the firm's Web content management requirements, including: strong workflow and versioning capabilities; the timely delivery of the most relevant, personalized and current content to the Web site; increased employee productivity by automating the content management process; and significant reductions in time and costs associated with managing Web content.

"The tightly integrated Web content management capability that RedDot CMS brings to the Hummingbird Enterprise suite extends the value of our investment in Hummingbird technologies," said Venky Srinivasan, Director of Technology, at Stikeman Elliott. "Much of the content for our Web site is created and managed within the Hummingbird document management system. With RedDot in place, our Web site contributors will continue to use the tools and interfaces they are familiar with, without needing to learn sophisticated editing tools to maintain Web content, which will streamline the publication process, reduce the workload for our IT staff, and optimize efficiencies."

Stikeman Elliott has also selected RedDot LiveServer(TM), RedDot's personalization and integration engine, which will be implemented in the second phase of the project. With RedDot LiveServer, visitors to the law firm's Web site will have a dynamic, personalized view, ensuring that each visitor receives the most relevant content.

"Hummingbird customers understand the tremendous value of their business content," said Detlef Kamps, President of RedDot Solutions North America. "By adding RedDot to the technology mix, Stikeman Elliott will be able to implement a simple process to manage and deliver critical content to the Web, realizing the full value of their investment in content management technologies."

"Hummingbird and RedDot have been working together for a number of years and have demonstrated a commitment to quality and customer satisfaction. With the recent acquisition of RedDot, we are now in a position to leverage our joint resources and technologies to deliver an end-to-end enterprise content management solution from a single vendor to our respective global customer base," said Barry Litwin, President and Chief Executive Officer, Hummingbird Ltd. "With the combined power of Hummingbird Enterprise, RedDot CMS and RedDot LiveServer, Stikeman Elliott will be able to effectively manage the full content lifecycle from creation, review and approval to Web site publication and ultimately to retention and disposition for records management purposes."

To learn more about end-to-end enterprise content management with Hummingbird and RedDot, please visit: http://www.hummingbird.com/solutions/web_content.html
                          -----------------------------------------------------

About Stikeman Elliott LLP
With more than 400 lawyers, Stikeman Elliott is internationally recognized as one of Canada's leading business law firms. Domestically the firm has offices in Montreal, Toronto, Ottawa, Calgary and, Vancouver. Globally, the firm extends to New York, London and Sydney. For more information, please visit www.stikeman.com.

About RedDot Solutions
RedDot Solutions, a wholly owned subsidiary of Hummingbird Ltd, provides enterprise content management software to create and manage the content that drives business. Recognized throughout the industry as the fastest to implement and easiest to use, RedDot's XCMS (Extended Content Management System) is a scalable and personalized solution for Web content and document management, business process workflow, and collaboration. RedDot Solutions has more than 1,400 clients worldwide, including The New York Times, March of Dimes, Bank of New York, Kraft, Honda and Starbucks, who rely on RedDot to increase productivity, improve operational efficiency and reduce risk. Headquartered in New York and Germany, RedDot has offices in Santa Clara, Toronto, Sydney, Sao Paulo, London, and throughout Europe. For more information, please visit: www.reddot.com.

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,525 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

Hummingbird Contacts:
Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Tel: 416-496-2200 ext. 6359             Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com             michele.stevenson@hummingbird.com

                                                                    Document 10

[HUMMINGBIRD LOGO OMITTED]

   Hummingbird Enterprise(TM) Recognized as a "Trend-Setting Product of 2005"

      KMWorld magazine acknowledges Hummingbird's leading integrated suite of enterprise content management solutions for third consecutive year

Toronto - August 29, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that KMWorld magazine has named Hummingbird Enterprise(TM) a "Trend-Setting Product of 2005." Hummingbird Enterprise was recognized for its integrated suite of enterprise content management solutions including its advanced document management, e-mail management, collaboration, and knowledge management capabilities, in addition to the suite's highly secure portal framework, business intelligence and analytics and business process management components.

To arrive at its list of trend-setting products, KMWorld editors held several discussions with colleagues, analysts and users from C-level executives to entry-level knowledge workers. More than 200 vendors were evaluated whose combined offerings top the 1,200 mark. Products were selected based on usability, flexibility, adoption rate and total cost of ownership. Vendors were also recognized for their vision toward the future or for a collection of offerings, rather than a specific product or compelling new version of an existing one.

"The common thread running through all the products listed is the unique value--and potential value--they offer the organization, its workers and their various constituencies," said Hugh McKellar, Editor-In-Chief, KMWorld. "Hummingbird Enterprise is an integrated enterprise content management solution that enables organizations to manage and share business content and applications, and improve business processes. Hummingbird has captured our attention for a third straight year, maintaining its strength in the marketplace as a leading enterprise suite vendor."

Hummingbird Enterprise delivers out-of-the-box functionality to address the content lifecycle management challenges of today's organizations at the lowest cost of ownership. Clients can create, manage, deliver and archive the content that drives business operations, from documents and records to e-mail, instant messages and Web pages, to improve efficiencies, help meet compliance requirements, and reduce risk. Users have intuitive and rich access to Hummingbird Enterprise from a variety of interfaces, including a browser-based portal framework, Microsoft Outlook, and Windows(R) Explorer.

"We are very pleased that Hummingbird Enterprise has been recognized once again by KMWorld magazine as a `Trend-Setting Product,'" said Andrew Pery, Chief Marketing Officer and Senior Vice President at Hummingbird Ltd. "Hummingbird's state-of-the-art integrated ECM platform provides the foundation for building process-centric enterprise content management solutions. Our global customer base can effectively manage full content lifecycle from creation, review and approval to Web site publication and finally retention and disposition for records management purposes and to help address legal and regulatory compliance issues." Earlier this year, Hummingbird was also recognized by KMWorld magazine as one of the '100 Companies that Matter in Knowledge Management' - the fifth year Hummingbird has been honored by the publication and one of the few technology companies to be named to all five lists.

The complete list of Trend-Setting Products of 2005 is featured in the September 2005 issue of KMWorld magazine and is also available on its website at:
http://www.kmworld.com/publications/magazine/index.cfm?action=readarticle&
article_id=2218&publication_id=142

About KMWorld
The leading information provider serving the Knowledge Management systems market, KMWorld (with a focus on Content, Document and Knowledge Management) informs more than 51,000 subscribers about the components and processes - and subsequent success stories - that together offer solutions for improving business performance.

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost-effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,525 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com
                                           --------------------------
Hummingbird contacts:
Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Tel: 416-496-2200 ext. 6359             Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com             michele.stevenson@hummingbird.com

                                                                    Document 11

[HUMMINGBIRD LOGO OMITTED]

           Stites & Harbison PLLC Deploys Hummingbird Enterprise(TM) to Streamline Document Sharing Processes

              Law firm productive with new collaborative workspace
                           within hours of deployment

Toronto - August 30, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that Stites & Harbison PLLC, a business and litigation law firm with offices located throughout the Southeastern United States, has successfully deployed Hummingbird
Enterprise(TM) firm-wide.

Founded in 1832, Stites & Harbison is one of the oldest law practices in the nation and among the largest law firms in the region with nearly 250 attorneys. The firm chose Hummingbird Enterprise for its advanced document management, collaboration, and knowledge management capabilities and the suite's highly secure portal framework to address several strategic initiatives, including deployment of Web-based, client-facing collaborative workspaces; a firm-wide intranet, and establishment of a `know-how' library for intellectual capital management.

"We looked at numerous options while considering a solution for the firm and after full evaluation of several vendors in the market, we chose Hummingbird for its solid and reliable functionality and performance, and for its excellent reputation within the legal industry," said Tab Barton, Director of Information Systems at Stites & Harbison. "The service offered by Hummingbird has also been tremendous. With the help of the Hummingbird Professional Services team we were able to deploy the solution very rapidly and are very pleased with the results so far."

Common with many law firms, Stites & Harbison's fee earners handle several large documents and client files a day that require constant updates and revisions. Before Hummingbird Enterprise was deployed, e-mail was being used to pass the documents back and forth after each edit, which was taking a toll on the Microsoft(R) Exchange Server and there was no centralization of documents. The firm needed a practical solution that would ease pressure on the e-mail server while providing users with a stable and efficient means of handling all content.

With Hummingbird Enterprise, Stites & Harbison has been able to efficiently streamline several processes within the firm. For instance, the collaboration solution is being used in the firm's real estate department to manage different drafts of deeds and closing documents that are sometimes too large for e-mail and many times just one revision off the previous version. "Being able to put these documents on the extranet and in our document management system, away from our e-mail system is a huge benefit. It's basically un-cluttering our Exchange server, which I think every law firm is having a problem with right now," said Barton.

The firm's professional development group has been using the flexible project calendar within Hummingbird Enterprise Collaboration to manage meetings with firm management. By posting all the information on the calendar along with the necessary documents and presentations, the group can keep better tabs on everyone's time to avoid double booking and built-in notifications and alerts keep everyone on track.

Stites & Harbison is also currently using collaborative workspaces to improve information flow and communication with clients. Calendar appointments with clients for dispositions and other critical dates are managed on client-facing extranets and documents posted for client feedback are centrally stored in the secure workspace for simplified viewing, access, and retention. Large e-mail files and folders have also been posted to the system from the clients, enabling legal team members to review and audit client/attorney interactions (using Collaboration audit trail) in the event of electronic discovery type litigation.

"I have noticed several benefits since implementing Hummingbird Enterprise," said Barton. "The major benefit that really sticks out in my mind however, is the collaboration among the clients and attorneys. It's a level of service that we were not providing prior to the implementation."

For its document management system, the firm is in the process of migrating from the client/server environment of DOCS Open(R), to the multi-tier architecture of Hummingbird Enterprise DM. The IT department has been using a Hummingbird Enterprise collaborative workspace to monitor and publish the migration project as it comes to fruition. This includes documenting all of the changes that are made to the system and the business processes it affects, the suggestions and ideas from attorneys and staff, and auditing the various stages of the project as it moves along.

Stites & Harbison is also leveraging the portal framework of Hummingbird Enterprise Webtop to deploy a firm-wide intranet featuring firm bulletins, firm documentation, general employee information, a professional practice management guide, a firm-wide calendar which includes trial dates, and an interface for the IT helpdesk among other things.

Looking ahead, the firm plans to implement a `know-how' library for knowledge capture and retention, which will allow users to conduct single, unified searches across multiple structured and unstructured information sources including the firm's document management system, Microsoft Exchange, Web sites, file repositories, and data sources like relational databases to provide a truly amalgamated result set for case and precedent research.

"We are delighted that Stites & Harbison has seen significant return on investment with the software so quickly after deployment," said Yuri Frayman, Vice President, Legal Vertical Solutions, Hummingbird Ltd. "With Hummingbird Enterprise, the firm will not only improve on the level of service offered to its clients, but will also enhance team productivity, further streamline organizational processes and mitigate risk."

About Stites & Harbison
Stites & Harbison PLLC is a regional business and litigation firm with nearly 250 attorneys in Alexandria, Va.; Atlanta; Jeffersonville, Ind.; Louisville, Frankfort and Lexington, Ky.; Nashville, Tenn.; and Washington, DC. Twenty-two members of the firm are named in the current edition of The Best Lawyers in America(TM), and over 70 percent of all members and counsel to the firm are listed as AV(TM)-rated in the current Martindale-Hubbell Law Directory(TM).

Stites & Harbison strives to be a preeminent law firm based in strategic Southeastern locations and sought by leading business and institutional clients nationwide for sophisticated transactions, difficult litigation and complex regulatory matters. The firm traces its origins to 1832. For more information, visit: http://www.stites.com/home.php

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost-effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,525 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com
                                           --------------------------

For further information, please contact:

Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Hummingbird Ltd.                        Hummingbird Ltd.
Tel: 416-496-2200 ext. 6359             Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com             michele.stevenson@hummingbird.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  Hummingbird Ltd.
                                      -----------------------------------------
                                                    (Registrant)


Date:   September 1, 2005             By:  /s/ Inder Duggal
        -------------------------          ------------------------------------
                                                         (Signature)
                                           Inder P.S. Duggal
                                           Chief Financial Officer and
                                           Chief Controller